UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

MARPAI, INC.
(Name of Issuer)

Class A Common stock, $0.0001 par value
(Title of Class of Securities)

571354 109
(CUSIP Number)

Damien Lamendola c/o Marpai, Inc. 5701 East Hillsborough Ave., Suite 1417 Tampa, Florida 33610-5428 (646) 303-3483
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Damien Lamendola
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,326,531(1)(2)
	9	SOLE DISPOSITIVE POWER
6,754,129(1)
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,754,129(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.7%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Comprised of (i) 2,412,968 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Marpai, Inc. (the “Issuer”) held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (ii) 3,726,695 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings LLC (f/k/a HillCour Holding Corporation) (“HillCour Holdings”), a corporation controlled by Mr. Lamendola, and Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC, (iii) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (iv) 175,000 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $1.11, issued on June 14, 2022 and vesting monthly over a three year period and (v) 75,000 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $1.11, issued on June 14, 2022 and vesting monthly over a four year period.

(2) Pursuant to the Agreement Relating to Voting Power between Co-Founders of Marpai, Inc. and Grant of a Power of Attorney and Proxy, dated June 28, 2021 (the "Power of Attorney and Proxy"), (i) HillCour Investment Fund, LLC and WellEnterprises USA, LLC (together, the "HillCour Founding Group") and (ii) Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (collectively, the "Grays Founding Group"), share voting power over a total of 7,826,531 shares of Common Stock (the “Proxy Shares”) with respect to certain specified matters described below. As a result of the Power of Attorney and Proxy, the HillCour Founding Group, of which Damien Lamendola is a member, and Grays Founding Group, are deemed to be a “group” under Rule 13d-5(d) of the Exchange Act.

The matters with respect to which such voting power is shared are: (i) any change to the composition of the Issuer’s Board of Directors, provided that all Proxy Shares shall be voted for the election of Damien Francis Lamendola (or another nominee of the HillCour Founding Group) as a director of Marpai (as well as against any proposal to remove Damien Francis Lamendola (or such other nominee) as a director of the Issuer); (ii) the sale of all or substantially all of the assets of the Issuer, the sale of all or substantially all of the capital stock of the Issuer, or a merger involving the Issuer; (iii) the replacement of the Chief Executive Officer or other C-level officers of the Issuer; (iv) the amending the corporate documents of the Issuer or otherwise approving any agreement, document or instrument in connection with fundraising of any type or structure for the Issuer; (v) approval of the Issuer’s annual budget and business plan; and (vi) the Issuer’s acquisition of any business or entity or the entry into a joint venture or other collaborative agreement with a potential target business, assets, entity, or partner.

(3) Percentage is calculated based on 20,682,844 shares of Common Stock outstanding as of August 15, 2022.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HillCour Investment Fund, LLC 81-5352590
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(4)
	8	SHARED VOTING POWER
8,326,531(4)(1)(2)
	9	SOLE DISPOSITIVE POWER
0(4)
	10	SHARED DISPOSITIVE POWER
2,777,434(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,777,434(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(4) Comprised of (i) 2,412,968 shares of Common Stock of the Issuer held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, and (ii) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC, of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power.

SCHEDULE 13D

CUSIP No.	571354 109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
WellEnterprises USA, LLC 46-0837544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0(5)
	8	SHARED VOTING POWER
8,326,531(5)(1)(2)
	9	SOLE DISPOSITIVE POWER
0(5)
	10	SHARED DISPOSITIVE POWER
3,726,695(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,726,695(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.0%(3)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(5) Comprised of 3,726,695 shares of the Issuer’s Common Stock held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola. Mr. Lamendola holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC.

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 1, 2022 and Amendment No. 1 to Schedule 13D filed on February 1, 2022 (collectively, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

The purpose of this Schedule 13D filing is to update the ownership by Damien Lamendola, HillCour Investment Fund, LLC, and WellEnterprises USA, LLC (collectively the “Reporting Persons”) of Marpai, Inc.’s (the “Issuer”) Class A common Stock, par value $0.0001 per share (the “Common Stock”).

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph before the first paragraph thereof:

On August 17, 2022, August 18, 2022 and August 19, 2022, HillCour Investment Fund, LLC purchased 34,471, 90,529 and 125,000 shares of Common Stock of the Issuer at a weighted average purchase price of $0.8009, $0.758 and $0.957, respectively. The Reporting Person paid such consideration using personal funds.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the last paragraph thereof:

The Source and Amount of Funds or Other Consideration for the purchase of the shares of Common Stock on August 17, 2022, August 18, 2022 and August 19, 2022, respectively, is set forth in Item 2.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the paragraphs thereof:

The transactions set forth in Item 2 did not increase or decrease the aggregate shares reportable by WellEnterprises USA, LLC. Amendment No. 2 does not modify any of the information previously reported by WellEnterprises USA, LLC in the Schedule 13D.

The Reporting Person may from time to time buy or sell additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, other investment opportunities available to the Reporting Person, prevailing general economic, money market and stock market conditions, and other considerations as such Reporting Person deems relevant.

Except as set forth above, the Reporting Person currently has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b), and 5(c) of the Schedule 13D are hereby amended and supplemented by the following paragraphs:

(a) (b)	Damien Lamendola

As of August 19, 2022, Damien Lamendola may be deemed to be the beneficial owner of: (1) 2,412,968 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (11.7% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power; (2) 3,726,695 shares of the Issuer’s Common Stock (18.0% of the outstanding Common Stock) held directly by WellEnterprises USA, LLC, a wholly owned subsidiary of HillCour, Inc., which is wholly owned by HillCour Holdings, a LLC controlled by Mr. Lamendola, and he holds the voting and dispositive power over the securities held by WellEnterprises USA, LLC; (3) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.8% of the outstanding Common Stock), of which Mr. Lamendola is the Manager, and over which he holds the voting and dispositive power, (4) 175,000 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $1.11, issued on June 14, 2022 and vesting monthly over a three year period and (5) 75,000 shares of the Issuer’s Common Stock issuable upon the exercise of options issued to Mr. Lamendola at an exercise price of $1.11, issued on June 14, 2022 and vesting monthly over a four year period.

(a) (b)	HillCour Investment Fund, LLC

As of August 19, 2022, HillCour Investment Fund, LLC may be deemed to be the beneficial owner of: (1) 2,412,968 shares of the Issuer’s Common Stock held directly by HillCour Investment Fund, LLC (11.7% of the outstanding Common Stock), and over which it holds the voting and dispositive power; and (2) 364,466 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.43 per share expiring on January 17, 2025 held directly by HillCour Investment Fund, LLC (1.8% of the outstanding Common Stock), and over which it holds the voting and dispositive power.

(a) (b)	WellEnterprises USA, LLC

As of August 19, 2022, WellEnterprises USA, LLC may be deemed to be the beneficial owner of 3,726,695 shares of the Issuer’s Common Stock which it holds directly (18.0% of the outstanding Common Stock), and over which it holds voting and dispositive power.

(c)	On August 17, 2022, August 18, 2022 and August 19, 2022, HillCour Investment Fund, LLC purchased 34,471, 90,529 and 125,000 shares of Common Stock of the Issuer at a purchase price of $0.8009, $0.758 and $0.957, respectively.

As a result of the purchases of Common Stock of the Issuer, HillCour Investment Fund, LLC’s previously reported holdings of the Issuer’s Common Stock (including shares which it has the option to acquire within sixty (60) days of such date) were adjusted to reflect the purchase of 34,471, 90,529 and 125,000 shares of Common Stock of the Issuer at a purchase price of $0.8009, $0.758 and $0.957, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

Except as described in the Explanatory Note, and as disclosed in Amendment No. 2 and the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Agreement Relating to Voting Power Between Co-Founders of Marpai, Inc. and Grant of A Power of Attorney and Proxy , dated June 28, 2021, among HillCour Investment Fund, LLC, WellEnterprises USA, LLC, Eli David, Yaron Eitan, Edmundo Gonzalez and Grays West Ventures, LLC (incorporated by reference to Exhibit 4.65 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Exhibit 99.2	Warrant Agreement, dated April 1, 2021, by and between the Issuer and HillCour Investment Fund, LLC (incorporated by reference to Exhibit 4.55 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on July 20, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : August 23, 2022

DAMIEN LAMENDOLA

By:	/s/ Damien Lamendola
Name: Damien Lamendola

HILLCOUR INVESTMENT FUND, LLC

By:	/s/ Damien Lamendola
Name: Damien Lamendola
Its: Manager

WELLENTERPRISES USA, LLC

By:	/s/ Damien Lamendola
Name: Damien Lamendola
Its: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).